Exhibit 99.1

Spectrum Biomedical UK Opens New Chapter for Medicinal Cannabis Industry

OXFORD, England, Jan. 21, 2019 /CNW/ - Spectrum Biomedical UK (Spectrum UK) is a newly formed company focused on providing access of cannabis-based medicinal products to UK patients with severe clinical unmet need. The joint venture between Canopy Growth Corporation (Canopy Growth) (TSX: WEED) (NYSE: CGC) and Beckley Canopy Therapeutics  (Beckley Canopy) will be the exclusive distributor of Spectrum Cannabis medicinal products in the UK market.

Spectrum UK was formed to address a groundswell of patient need for high quality, standardised cannabis-based medicinal products in the UK. Under the government's new classification, which took effect November 1, specialist doctors in the UK can prescribe cannabis-based medicines for patients with severe clinical unmet need.

"We are witnessing the birth of the UK medical cannabis industry, an industry borne out of the unmet clinical needs of patients across the country. The formation of Spectrum UK is testament to the importance of the opportunity to help patients access the medicine here in the UK," said Marc Wayne, Co-Managing Director, Spectrum Biomedical UK.

Spectrum UK is a built-for-purpose distribution company that will introduce Spectrum Cannabis medicinal cannabis products to UK patients and doctors. The company combines the scientific rigour, research experience and local management team of Beckley Canopy Therapeutics, with the expertise in production, formulation of pharmaceutical-quality cannabis-based products of Canopy Growth. Spectrum UK will also engage in physician education to ensure doctors are exposed to the deep breadth of research showing the therapeutic benefits of cannabis.

"There is significant real world and clinical evidence supporting the safety and effectiveness of cannabis-based medicinal products. However, due to the current regulations and lack of education about medicinal cannabis among clinicians in the UK, there remain considerable obstacles to patient access. Spectrum UK has the expertise and ambition to simplify the UK medicinal cannabis landscape and ensure access to cannabis-based medicinal products for patients with great clinical unmet need," said Dr Mark Ware, Chief Medical Officer, Canopy Growth.

Spectrum UK will distribute a full range of Spectrum Cannabis products. Spectrum Cannabis products use an industry-first strain classification system, designed to simplify dialogue around strength, dosage, and THC:CBD ratios of medicinal cannabis using a straightforward colour-coded guide. The portfolio includes whole flower cannabis, oils and new innovations such as softgel capsules. There are currently over 80,000 patients being treated with Spectrum Cannabis products worldwide with Spectrum UK aiming to have products available for patients in the UK early 2019.

About Beckley Canopy Therapeutics
Beckley Canopy Therapeutics is a biopharmaceutical company designed to research and develop innovative cannabis-based health products, with a strict focus on intellectual property protection. Our goal is to provide a range of safe and effective cannabinoid formulations and delivery methods to meet the needs of doctors and patients around the world. A collaborative joint venture, Beckley Canopy represents a partnership between world-renowned drug researcher Lady Amanda Feilding, Founder and Director of the Beckley Foundation, with Canadian cannabis pioneers Canopy Health Innovations.

About Canopy Growth Corporation
Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. Canopy Growth offers medically approved vaporizers through the Company's subsidiary, Storz & Bickel GMbH & Co. KG. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. The Company has operations in over a dozen countries across five continents.

The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and through its wholly owned subsidiary, Canopy Health Innovations ("Canopy Health"), has devoted millions of dollars toward cutting edge, commercializable research and IP development. Canopy Growth works with the Beckley Foundation and has launched Beckley Canopy Therapeutics to research and develop clinically validated cannabis-based medicines, with a strong focus on intellectual property protection. Canopy Growth acquired assets of leading hemp research company, ebbu, Inc. ("ebbu"). Intellectual Property ("IP") and R&D advancements achieved by ebbu's team apply directly to Canopy Growth's hemp and THC-rich cannabis genetic breeding program and its cannabis-infused beverage capabilities. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector.

From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, Battelle, the world's largest nonprofit research and development organization, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates ten licensed cannabis production sites with over 4.3 million square feet of production capacity, including over 500,000 square feet of GMP certified production space. The Company operates Tweed retail stores in Newfoundland and Manitoba and has entered into supply agreements with every Canadian province and territory. For more information visit www.canopygrowth.com

SOURCE Canopy Growth Corporation

View original content: http://www.newswire.ca/en/releases/archive/January2019/21/c1482.html

%CIK: 0001737927

For further information: Spectrum Biomedical UK, Cosmo Feilding Mellen, Managing Director, Tel: +44 1865 351 209

CO: Canopy Growth Corporation

CNW 02:00e 21-JAN-19